UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For April 1, 2011

Commission File Number 001-14624

RBS Holdings N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193 and 333-104778-01, and the registration statement on Form F-4 with registration number 333-108304 of RBS Holdings N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following announcement was issued by The Royal Bank of Scotland Group plc on April 1, 2011:

RBS NV – DPA Deferral Period

31 March 2011

In May 2010, the United States Department of Justice (DoJ) and the Consortium that acquired ABN AMRO Group in 2007 agreed to a Deferred Prosecution Agreement (DPA) relating to the previously disclosed criminal investigation into ABN AMRO Bank NV’s US dollar clearing activities, OFAC compliance procedures, and Bank Secrecy Act compliance matters during the period from 1995 to the end of 2007.

On 31 March, 2011, the U.S. Department of Justice and RBS N.V. filed a joint status report with the U.S. District Court notifying it that the parties would seek an extension of the duration of RBS N.V.’s deferred prosecution agreement until 31 December, 2011. The request states that RBS N.V. and the Department of Justice have agreed to seek the extension to allow RBS N.V. sufficient time to fulfil its obligations under the agreement. "

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media Relations
Tel: +44 (0) 131 626 3997

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.

Date: April 1, 2011	By:	/s/ J.A. de Ruiter
		Name:	J.A. de Ruiter
		Title:	Chairman of the Managing Board